82-3640

LEEWARD CAPITAL CORP.

#4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2

Ph. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

03003969

SEC 12g3-2(b) exemption 82-3640

PRESS RELEASE

Date: February 11, 2003

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Exploration Highlights and Operations

Leeward Capital Corp. (LWC) previously announced a private placement; now the Company is in receipt of $100,000 by way of the exercise of warrants previously issued at $0.10 per share. These funds will be used for general working capital and project generation for gold and diamonds.

SUPPL

Pistol Lake Gold Property, Nunavut

A computer database has been created for the Pistol Lake gold project. Utilizing GIS data acquired for the property, drilling and geological information has now been accurately complied for this property. In addition, an airphoto interpretation has been completed and compiled along with the existing geophysical database in order to pinpoint and prioritize future areas of exploration and drilling on the property.

The Pistol Lake gold property is located in Nunavut along the west side of Bathurst Inlet. The property is underlain by complexly folded metasediments belonging to the Archean Yellowknife Supergroup. Other gold prospects in the region include Kinross' George Lake, Goose Lake, and Boot Lake iron-formation hosted gold deposits located south of Bathurst; and shear hosted gold zones in the Hope Bay Greenstone Belt on the eastern side of Bathurst Inlet. A new deepwater port facility has been proposed for the village of Bathurst Inlet located 30 km southeast of Pistol Lake.

Amber Project, Myanmar

Leeward began commercial sales of burmite or Cretaceous Burmese amber in June 2001. Since that time, the market for insect inclusions and rough amber has grown steadily. At the present time, all insect inclusions recovered have been pre-sold. In January, the University of Kansas placed an order for $30,000 for these inclusions. This is in addition to ongoing sales to the American Museum of Natural History and various individual scientists and private collectors.

Sales of rough amber is progressing with the recognition that because of the age of this amber, it is harder and as a consequence takes a better polish as compared to other ambers.

For further information, contact James W. Davis at (403) 265-4077 ext.202.